SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979F107

1	Name of Reporting Person: Jeffrey M. Rowe

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 1,470,480(1)

	6	Shared Voting Power: 11,120,000

	7	Sole Dispositive Power: 1,470,480(1)

	8	Shared Dispositive Power: 11,120,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,590,480(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 13.2% (See Item 4 herein)

12	Type of Reporting Person: IN

(1) Includes an option to purchase 350,000 common shares at an exercise price of $1.52 per share.

1	Name of Reporting Person: Rowe Family GST Trust

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 11,120,000

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 11,120,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,120,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 11.7% (See Item 4 herein)

12	Type of Reporting Person: OO

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.
	(a)	Name of Issuer. Zomedica Pharmaceuticals Corp.
	(b)	Address of Issuer’s Principal Executive Offices. 100 Phoenix Drive, Suite 190, Ann Arbor, Michigan 48108

Item 2.
	(a)	Name of Persons Filing (collectively, the “Reporting Persons”). (i) Jeffrey M. Rowe (ii) Rowe Family GST Trust (the “GST Trust”)
	(b)	Address or Principal Business Office or, if none, Residence. The address for both Mr. Rowe and the GST Trust is 3203 N. McKinley Rd, Flushing, Michigan 48433.
	(c)	Citizenship or place of organization. Mr. Rowe is a citizen of the United States of America. The GST Trust was organized in the State of Michigan.
	(d)	Title of Class of Securities. Common Shares, without par value (the “Common Shares”)
	(e)	CUSIP No. 98979F107

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Jeffrey M. Rowe	12,590,480	(1)	13.2%	1,470,480	(2)	11,120,000	1,470,480	(2)	11,120,000
Rowe Family GST Trust(3)	11,120,000		11.7%	0		11,120,000	0		11,120,000

(1)                                 Includes the following: 664,480 Common Shares held by the Jeffrey M. Rowe U/T/A dated November 5, 2004 (the “Living Trust”), for which Mr. Rowe serves as trustee, and 11,120,000 Common Shares held by the GST Trust.  By reason of the provisions of Rule 13d-3 of the Act, Mr. Rowe may be deemed to beneficially own the shares beneficially owned by the GST Trust and the Living Trust.  Mr. Rowe disclaims beneficial ownership of the securities held in both trusts except to his pecuniary interest therein and this report shall not be deemed as an admission of beneficial ownership of the reported securities.  Also includes 181,000 Common Shares held in Mr. Rowe’s IRA, and an option to purchase 350,000 Common Shares at an exercise price of $1.52 per share.

(2)                                 Includes 664,480 Common Shares held in the Living Trust, 181,000 Common Shares held in Mr. Rowe’s IRA, and an option to purchase 350,000 Common Shares at an exercise price of $1.52 per share.

(3)                                 The reporting person’s sister serves as trustee of the GST Trust, with Mr. Rowe’s oversight.

* As of September 30, 2018 (based on 94,796,209 Common Shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q as of November 13, 2018).

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

JEFFREY M. ROWE

/s/ JEFFREY M. ROWE
Jeffrey M. Rowe, individually

ROWE FAMILY GST TRUST

/s/ MICHELE RAMO
Name: Michele Ramo
Title: Trustee